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April 12, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Amanda Ravitz

Re:	Edwards Group Limited
Registration Statement on Form F-1 (File No. 333-180262)
Filed on March 21, 2012

Dear Ms. Ravitz:

Thank you for your letter dated April 4, 2012 setting forth the comments of the Staff of the Securities and Exchange Commission (the “Staff”) on the Registration Statement on Form F-1 (File No. 333-180262) (the “Registration Statement”) of Edwards Group Limited (the “Company”). The Company transmits herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. In connection with such filing, set forth below are the Company’s responses to the comments of the Staff. We are sending to the Staff under separate cover courtesy copies of Amendment No. 1, which has been marked to reflect changes made since the Registration Statement was filed on March 21, 2012.

Set forth below in bold are comments in the Staff’s comment letter of April 4, 2012. Immediately following each of the Staff’s comments is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes to Amendment No. 1 made in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Corporate Reorganization and Recapitalization, page 46

1.                                      Please explain how the reorganization will facilitate the listing of ADSs on Nasdaq, and discuss the benefits of becoming a Cayman Islands company.

The Company respectfully advises the Staff that the Company determined that if it had proceeded with an offering of the ordinary shares of its operating subsidiary Edwards Group plc incorporated under the laws of England and Wales, subsequent transfers of the ordinary shares would have been subject to United Kingdom transfer taxes payable by the purchaser of such ordinary shares.

The Company believes this would have adversely affected the marketability of the offering as well as the trading price of the ordinary shares.

The Company respectfully advises the Staff that, unlike the laws of England and Wales, the laws of the Cayman Islands do not require shareholders to pay transfer taxes upon the transfer of securities or on the issue or transfer of securities to a depositary.

The Company has revised the disclosure on page 50 in response to the Staff’s comment to clarify how the reorganization will facilitate the listing of ADSs on the NASDAQ Global Market and to describe the benefits of becoming a Cayman Islands company.

Exhibit 5.1

2.                                      It is unclear why the opinion contains the assumptions in paragraphs 2.8 and 2.9. Please advise or submit a revised legal opinion that does not contain these assumptions.

In response to the Staff’s comment, the Company has refiled the Exhibit 5.1 opinion with the assumptions removed.

3.                                      Please submit a revised legal opinion that does not contain the limitation on reliance in the last paragraph on page 4.

In response to the Staff’s comment, the Company has refiled the Exhibit 5.1 opinion with the limitation on reliance removed.

We would very much appreciate receiving the Staff’s comments, if any, with respect to Amendment No. 1 as promptly as applicable. If it would expedite the review of the information provided herewith, please do not hesitate to contact me at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch

cc:	Matthew Taylor
Edwards Group Limited

Alan F. Denenberg
Davis Polk & Wardwell LLP